VIA EDGAR AND OVERNIGHT DELIVERY

February 21, 2008

Mr. Jay Webb

Reviewing Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

Washington, D.C. 20549

Re:	KEMET Corporation
Form 10-K for the fiscal year ended March 31, 2007
Filed May 30, 2007
File No. 1-15491

Dear Mr. Webb:

This letter is being sent in response to your letter dated January 31, 2008, regarding the above subject.  We have addressed below each of the three items raised in your letter in the same order presented.  For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment.

Item 1. Business

Markets and Customers, page 7

Staff’s Comments:  We note your disclosure in Note 1 to your financial statements that two customers each accounted for more than 10% of your net sales in the fiscal years ended March 31, 2007, 2006, and 2005.  In your future filings, please disclose the name of any customer and its relationship, if any, with you or any of your subsidiaries if sales to the customer by one or more segments are made in an aggregate amount equal to 10 percent or more of your consolidated revenues and the loss of such customer would have a material adverse effect on you and your subsidiaries taken as a whole.  Refer to Item 101(c)(vii) of Regulation S-K.  As appropriate, please expand your risk factors to describe any material risks to your operating results or financial condition if sales to your significant customers were to decline.

Response:  In future filings, we will disclose the name of any customer and its relationship, if any, with KEMET Corporation (“KEMET”) or any of its subsidiaries if sales to the customer in one or more segments are made in an aggregate amount equal to or greater than 10 percent of KEMET’s consolidated revenues and the loss of such customer would have a material adverse affect on KEMET and its subsidiaries taken as a whole.  As appropriate, we will expand the risk factors to describe any material risks to our operating results or financial condition if sales to our significant customers were to decline.

Management’s Discussion and Analysis of Results of Operations and Financial Condition, page 20

Results of Operations, page 29

Staff’s Comments:  We see you indicate core business increased 15.1%, partially attributable to 2,700 new product introductions.  We also see you indicate new product offering increased cost of goods sold by 8.7% but you do not quantify the impact new product introductions had on the change in sales.  We note that your response (letter dated October 24, 2004) to our prior comment 1 in our letter dated September 24, 2004 indicated you would disclose the impact of new product introductions on both revenues and cost of sales.  In all future filings, when significant, please quantify the impact new product introductions had on changes in sales.

Response:  In future filings, when significant, we will quantify the impact new product introductions had on changes in sales.  The impact on both revenues and cost of sales from new product introductions has not been significant during the last three fiscal years.

Staff’s Comments:  It appears that $16.2 million of the increase in selling, general and administrative expenses is attributable to the EPCOS tantalum business unit integration.  To this regard, please tell us and revise future filings to disclose which “special charges” are attributable to the increase in selling, general and administrative expenses.

Response:  The table below provides the detail on which “special charges” are included in selling, general and administrative (“SG&A”) expenses for the fiscal year ended March 31, 2007:

Description of “special charges”	Amount included in SG&A expenses for the fiscal year ended March 31, 2007
Writeoff related to the acquisition	$0.2 million
Impact of SFAS No. 123(R) “Share-Based Payment”	$6.8 million
EPCOS tantalum business unit integration	$16.2 million
Total “special charges” included in SG&A expenses for the fiscal year ended March 31, 2007	$23.2 million

In future filings, we will disclose which “special charges” are attributable to the increase in SG&A expenses.

This letter will acknowledge that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If additional information is needed at this time, please do not hesitate to let me know.

Sincerely,

/s/ David E. Gable
David E. Gable
Executive Vice President and
Chief Financial Officer